Exhibit 99.1

ELBIT IMAGING ANNOUNCES COMPLETION OF THE SALE OF TORUN PLAZA SHOPPING AND

ENTERTAINMENT CENTER IN POLAND

Tel Aviv, Israel, November 21, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its announcements dated June 21, 2017, August 30, 2017, October 25, 2017 and November 6, 2017, that its subsidiary, Plaza Centers N.V. ("Plaza") has completed the sale of the Torun Plaza shopping and entertainment center in Poland (the “Project”) to a private investment fund for a purchase price reflecting a total forecasted value for the Project of Euro 70.6 million, including approximately Euro 1.1 million which may be due as an earn out payment.

Plaza has now received a payment of approximately Euro 14.6 million, while additional Euro 13.7 million shall be paid within 7 days.

The net cash proceeds to Plaza is after taking into account the deduction of the bank loan (approximately Euro 43.3 million), and other working capital adjustments in accordance with the balance sheet of the SPV through which Plaza held the Project. The cash proceeds does not include an additional expected payment of approximately Euro 1.1 million at the end of May 2018 (the "Future Payment") on account of new leases singed by the end of April 2018.

The information regarding the Future Payment is forward-looking information based on Plaza's forecasts and there is no absolute certainty that the said amount will be actually paid to Plaza.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com